
May 21, 2024

William J. Rouhana, Jr.
Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

      Re: Chicken Soup for the Soul Entertainment, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed May 3, 2024
          File No. 001-38125

Dear William J. Rouhana, Jr.:

      We have reviewed your filing and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed May 3, 2024

General

1.   We note that the Charter Amendments grant the Strategic Review Committee "exclusive authority" to approve a sale of all or any part of the business of the Company or its subsidiaries and a Chapter 11 pre-arranged restructuring of the Company. Please revise to clarify where appropriate, including in a separate question and answer at page 2, whether that "exclusive authority" would preclude a shareholder vote to approve such actions. Clarify whether and to what extent the provisions of the Charter Amendments are limited or qualified by state or other applicable law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian Ross